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                Acergy S.A. Pre-Close Trading Update and Outlook

London, England - November 28, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), issues this Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2008, which are expected to be announced on February 18, 2009.

2008 Pre-Close Update
The group is expected to deliver up to $2.9 billion of net operating revenue.

The Adjusted EBITDA(a) margin for the full year is currently expected to be slightly ahead of guidance.

Depreciation and amortisation costs are anticipated to be approximately $110 million.

The effective rate of tax is anticipated to be within the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $560 million, after share buybacks and dividends of $177 million and capital expenditure of approximately $275 million.

Acergy is expected to end the 2008 fiscal year with a backlog of approximately $2.6 billion, based on the prevailing U.S. dollar exchange rate, and reflects 55% of expected 2009 revenue, compared to 60% twelve months earlier. Tendering for short-term projects remains at healthy levels and discussions on a number of large projects in Africa and other parts of the world are progressing well.

2009 Outlook
Full year net operating revenue for fiscal 2009, assuming no Acergy Piper activity, is expected to be approximately $2.6 - $2.8 billion, at prevailing exchange rates.

The Adjusted EBITDA margin for fiscal year 2009, is expected to be below fiscal 2008, and to be at the upper end of the range achieved in recent years.

Depreciation and amortisation costs are expected to be approximately
$140 million.

The effective rate of tax for fiscal 2009, is expected to be less than 35%, depending on the geographical mix of profits.

New capital expenditure commitments, including dry docks planned for 2009, are expected to be approximately $90 million. Cash expenditure for 2009 is anticipated to be $140 million including the expected carry forward of payments from the fiscal 2008 capital expenditure programme. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to tenders.

Acergy has a strong balance sheet and strong funding position with its first refinancing requirement due in 2011, in relation to performance bonds.

Commenting on today's statement, Jean Cahuzac, Chief Executive Officer, said "I am very pleased with our performance in 2008 which demonstrates our ability to deliver consistently successful execution of complex and technically challenging projects.

While the present challenging financial markets and weakening of the oil price lead us to be more cautious about 2009, nonetheless we believe that the medium and long-term fundamentals for our business remain robust. This, coupled with our solid backlog and strong balance sheet, positions Acergy well to capitalise on the anticipated medium-term market growth. As previously mentioned, we have less short-term visibility on the market than at the same point last year. I am however encouraged by the on-going discussions we have with our clients on small and large projects and remain confident of a healthy level of activity for 2009."

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Quarterly Results dates for 2009
Acergy S.A. intends to publish quarterly financial results in 2009 on the following dates:

February 18   Q4 2008 and Full Year 2008 Results
April 15      Q1 2009 Results
July 15       Q2 2009 Results
October 14    Q3 2009 Results

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxes, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of publishing quarterly financial results in 2009, statements as to estimated revenues and expectations as to the Adjusted EBITDA margin, depreciation and amortisation costs, effective tax rates, cash balances, capital expenditure commitments for the full fiscal years 2008 and 2009, statements as to the expected backlog at the end of fiscal 2008, statements as to future operational performance, statements as to short, medium and long-term outlooks and statements as to the expected level of activity for 2009. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Conference Call Information          Replay Facility Details
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Lines will open 30 minutes prior to  A replay facility will be available for
conference call.                     the following period:

Date: Friday November 28, 2008       Date: Friday November 28, 2008
Time: 3.00pm UK Time                 Time: 6.00pm UK Time

Conference Dial In Numbers:          Date: Friday December 5, 2008
UK Toll Free  : 0800 626606          Time: 1.00pm UK Time
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You are able to pre-register for the call at:
https://cossprereg.btci.com/prereg/key.process?key=P9NQJMUE8

Alternatively a live audiocast and a playback facility will be available on the Company's website: www.acergy-group.com/public/InvestorsandPress

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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